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                              October 20, 2020

       Lawrence Goodfield
       Chief Accounting Officer
       Drive Shack Inc.
       218 W. 18th Street, 3rd Floor
       New York, NY 10011

                                                        Re: Drive Shack Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 6, 2020
                                                            File No. 001-31458

       Dear Mr. Goodfield:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 32

   1. We note you have two diverse operating and reporting segments as disclosed in Note 4.
                                                        Please tell us your
consideration of providing an analysis of your results of operations at the segment level
between reporting periods. Your analysis should describe and quantify the effect of each
causal factor that you identify for material changes in that segment's operations. Please
refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350
                                                        for guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lawrence Goodfield
Drive Shack Inc.
October 20, 2020
Page 2



       You may contact Suying Li at (202) 551-3335 or Jim Allegretto at (202) 551-3849 with any questions.



FirstName LastNameLawrence Goodfield                     Sincerely,
Comapany NameDrive Shack Inc.
                                                         Division of
Corporation Finance
October 20, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName